WIPRO LIMITED

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India

February 17, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E

Washington, D.C. 20549

Attn: Mr. Patrick Gilmore, Accounting Branch Chief

Mr. David Edgar, Staff Accountant

Ms. Joyce Sweeney, Staff Accountant

Re:	Wipro Limited

Form 20-F for the Fiscal Year Ended March 31, 2014

Filed May 19, 2014

Form 6-K filed July 28, 2014

Form 6-K filed October 30, 2014

File No. 001-16139

Dear Ladies and Gentlemen:

On behalf of Wipro Limited (the “Company”), we acknowledge receipt of your letter dated January 20, 2015 regarding the SEC staff’s (the “Staff”) review of the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2014, the Company’s quarterly financials on Form 6-K for the quarter ended June 30, 2014 and the Company’s quarterly financials on Form 6-K for the quarter ended September 30, 2014. We respectfully advise the Staff that we anticipate providing the Company’s response to your letter on or before March 3, 2015.

Thank you for your courtesy and cooperation in this matter.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Lisa Stimmell

Lisa Stimmell

cc:	Suresh C. Senapaty, Wipro Limited

Raj S. Judge, Esq.

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